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                                                               Exhibit (a)(1)

                  [FABRI-CENTERS OF AMERICA, INC. LETTERHEAD]

                                                                NEWS RELEASE
                                                                ------------
FOR IMMEDIATE RELEASE
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CONTACT:    Brian P. Carney                   Investor Relations:
            Executive Vice President and      Naomi Rosenfeld/Carolyn Capaccio
            Chief Financial Officer           Heather Anthony
            Fabri-Centers of America, Inc.    Press: Stacy Berns
            330/656-2600                      Morgen-Walke Associates, Inc.
            http://www.joann.com              212/850-5600




HOUSE       Donald L. Richey                  Investor Relations:
OF          President and                     Roger Pondel/Michele Feller
FABRICS     Chief Executive Officer           Pondel, Parsons & Wilkinson
CONTACT:    House of Fabrics                  310/207-9300
            818/385-2300



                   FABRI-CENTERS TO ACQUIRE HOUSE OF FABRICS


HUDSON, OH, February 2, 1998 -- Fabri-Centers of America, Inc. (NYSE:FCA.A and FCA.B) and House of Fabrics, Inc. (NASDAQ:HFAB) today jointly announced an agreement for Fabri-Centers to acquire House of Fabrics. The two companies have signed a definitive merger agreement under which FCA Acquisition Corporation, a Fabri-Centers subsidiary, will commence a cash tender offer to acquire all of the outstanding shares of House of Fabrics for $4.25 per share. House of Fabrics' Board of Directors has unanimously approved the tender offer and the merger and recommends that House of Fabrics shareholders tender their shares.

Following the completion of the tender offer, Fabri-Centers intends to consummate a second step merger in which all remaining House of Fabrics shareholders will also receive the same cash price paid in the tender offer.

Excluding one-time costs of integrating the operations of the two companies, Fabri-Centers expects the transaction to have a slightly accretive impact to earnings in the current fiscal year and to be accretive to earnings in subsequent years.

Alan Rosskamm, Chairman of the Board and Chief Executive Officer of Fabri-Centers, commented, "We are very excited about the combination of Fabri-Centers and House of Fabrics.


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This merger represents a win-win opportunity for both companies' shareholders, employees and customers. With Fabri-Centers' financial resources, technological expertise and marketing capability, we can together grow the combined company's customer base and increase our sales potential. House of Fabrics is already a leader in many of its markets. Its real estate base is in very good condition and complements Fabri-Centers' store base well, particularly in West Coast markets where House of Fabrics' stores are concentrated. We will be able to build on that strength as we introduce our broader product line. Among other efficiencies, this combination will allow the combined company to spread costs over a larger base of stores. This will assist us in maintaining competitive prices for our customers."

Donald L. Richey, President and Chief Executive Officer of House of Fabrics, added, "Our Board of Directors unanimously concluded that this transaction with Fabri-Centers is in the best interests of House of Fabrics' shareholders and employees. At $4.25 per share in cash, this offering price represents a substantial premium over House of Fabrics' stock price for the recent period before Fabri-Centers commenced its tender offer and provides immediate liquidity to House of Fabrics' shareholders. We look forward to a rapid completion of the transaction and to working with Fabri-Centers to ensure the smoothest transition possible for our customers and employees."

House of Fabrics has approximately 6 million shares and eligible options to acquire shares outstanding on a fully diluted basis. The total value of the transaction, including the amount of outstanding secured bank and long-term debt of House of Fabrics, is approximately $100 million. The offer price of $4.25 per share represents a premium of approximately 110% over the last 60 days average trading price and provides immediate liquidity to House of Fabrics shareholders.

Fabri-Centers intends to finance the tender offer through a combination of cash on hand and available bank borrowings. The tender offer is conditioned upon the acquisition of a majority of House of Fabrics' shares on a fully diluted basis and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The complete terms and conditions of the tender offer will be set forth in the offering documents to be filed with the Securities and Exchange Commission later this week. The tender offer is scheduled to expire at midnight (EDT) on March 6, 1998.

Fabri-Centers has annual revenues of approximately $970 million and operates 907 fabric and craft stores in 48 states, primarily under the names of Jo-Ann Fabrics and Crafts, Cloth World, New York Fabrics and Jo-Ann etc. House of Fabrics has annual revenues of approximately $240 million and operates 262 fabric and craft stores in 27 states under the names of House of Fabrics, SoFro Fabrics, Fabricland and Fabric King.


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